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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*



                    OFFSHORE ENERGY DEVELOPMENT CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   676247109
                                 (CUSIP Number)

                                  John Foster
                             115 East Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 629-2440
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 6, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 676247109              SCHEDULE 13D



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 (1)   Names of Reporting Persons S.S. OR I.R.S. Identification Nos. of Above
       Persons

           R. GAMBLE BALDWIN
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 (2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
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 (3)   SEC Use Only

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 (4)   Source of Funds (See Instructions)                        OO (See Item 3)

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 (5)   Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                 [ ]

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 (6)   Citizenship or Place of Organization     R. GAMBLE BALDWIN IS A CITIZEN
                                                OF THE UNITED STATES OF AMERICA.
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       Number of              (7)     Sole Voting Power                2,237,675
       Shares                 --------------------------------------------------
       Beneficially           (8)     Shared Voting Power                      0
       Owned by               --------------------------------------------------
       Each                   (9)     Sole Dispositive Power           2,237,675
       Reporting              --------------------------------------------------
       Person With:           (10)    Shared Dispositive Power                 0
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    2,237,675

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(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]

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(13)   Percent of Class Represented by Amount in Row (11)             27.79% (1)

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(14)   Type of Reporting Person (See Instructions)                            IN

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     (1)  Based on the 8,051,885 shares of Common Stock outstanding as of
October 31, 1996, as reported in the Issuer's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on October 31, 1996.

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ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Offshore Energy Development Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1400 Woodloch Forest Drive, Suite 200, The Woodlands, Texas 77380.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) R. Gamble Baldwin ("Mr. Baldwin") is the sole general partner of G.F.W. Energy, L.P., a Delaware limited partnership ("GFW"), which is the sole general partner of Natural Gas Partners, L.P., a Delaware limited partnership (the "Partnership"). Mr. Baldwin's principal business address and business office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The present principal occupation of Mr. Baldwin is acting as the general partner of GFW and serving as a member of various entities that are investors and/or managers of oil and gas ventures.

      (d) Mr. Baldwin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Baldwin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Baldwin is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Partnership and certain co-investors, including Mr. Baldwin (the "Co-Investors"), formerly owned common limited partnership interests in OEDC Partners, L.P. (the "LP Units"). The Partnership also owned common stock of OEDC, Inc. (collectively, OEDC Partners, L.P. and OEDC, Inc. are referred to as the "Subsidiaries"). Pursuant to an Agreement and Plan of Reorganization dated August 30, 1996, the Issuer was formed for the purpose of becoming the holding company for the Subsidiaries. Under the terms of the Agreement and Plan of Reorganization, on November 6, 1996, the Partnership exchanged its shares of OEDC, Inc. common stock and its LP Units for 49,500 shares of Common Stock and 2,351,250 shares of Common Stock, respectively, for an aggregate of 2,400,750 shares of Common Stock. As a holder of common LP Units, Mr. Baldwin exchanged those interests for 38,075 shares of Common Stock.

      Pursuant to the overallotment option (the "Green Shoe") granted to the underwriters (the "Underwriters") in the Issuer's initial public offering of Common Stock, which closed on November 6, 1996, the Partnership sold 201,150 shares of Common Stock to such Underwriters effective as of November 12, 1996 at the initial public offering price of $12.00 per share.





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ITEM 4.     PURPOSE OF TRANSACTION.

      Mr. Baldwin acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to his or its respective investment decisions, the Partnership, GFW and Mr. Baldwin may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the lock-up agreements made by the Partnership and Mr. Baldwin, as more fully described in Item 6 hereof, and, to the extent applicable, with the Articles of Incorporation and bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.

      In order to allow its Co-Investors to receive the benefit of the Partnership's sale of Common Stock pursuant to the Green Shoe, the Partnership has proposed to purchase, on a pro-rata basis, an aggregate of 10,057 shares of Common Stock from such Co-Investors at the initial public offering price of $12.00 per share. If the Partnership acquires such 10,057 shares of Common Stock, it plans to use its existing working capital to fund the purchase. In the event Mr. Baldwin sells his pro-rata portion to the Partnership pursuant to such proposal, then Mr. Baldwin would dispose of a maximum of 3,094 shares of Common Stock directly owned by him in his individual capacity.

      Except as set forth in this Item 4, Mr. Baldwin has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) R. Gamble Baldwin may, as the sole general partner of GFW, be deemed to be the beneficial owner of all 2,199,600 shares of Common Stock beneficially owned by the Partnership, of which GFW is the sole general partner. In addition, Mr. Baldwin directly owns 38,075 shares of Common Stock in his individual capacity. Thus, Mr. Baldwin may be deemed to be the beneficial owner of an aggregate of 2,237,675 shares of Common Stock, which constitute approximately 27.79% of the total number outstanding.

      (b) As the sole general partner of GFW, Mr. Baldwin has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 2,199,600 shares of Common Stock. Additionally, in his individual capacity, Mr. Baldwin has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 38,075 shares of Common Stock.

      (c) Except as otherwise described herein or in any exhibit filed herewith, Mr. Baldwin has not effected any transactions in shares of Common Stock during the past 60 days.

      (d) No person other than Mr. Baldwin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by him.

      (e) It is inapplicable for the purposes herein to state the date on which Mr. Baldwin ceased to be the owner of more than 5% of the shares of Common Stock.





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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO THE SECURITIES OF THE ISSUER.

      Mr. Baldwin has entered into a Lock-up Letter with Morgan Keegan & Company, Inc. and Principal Financial Securities, Inc., as representatives of the several Underwriters. Pursuant to the Lock-up Letter, Mr. Baldwin has agreed that for 180 days after the date of the Issuer's prospectus filed in connection with the Issuer's recent initial public offering of Common Stock, he will not, directly or indirectly, (i) offer, sell, or contract to sell any shares of Common Stock or securities substantially similar to the Common Stock, including but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities or (ii) exercise any rights to demand registration of his shares of Common Stock without the prior written consent of Morgan Keegan & Company, Inc. See Exhibit 10.1 attached hereto for a complete copy of the Lock-up Letter.

      Mr. Baldwin is also a party to a Stockholders Agreement dated as of August 30, 1996 with the Issuer, David B. Strassner, Douglas H. Kiesewetter,
R. Keith Anderson and the Partnership, for itself and as Attorney-in-Fact for its Co-Investors named therein. Pursuant to the Stockholders Agreement, no stockholder that is a party thereto may transfer any shares of Common Stock unless he or it allows the other parties the opportunity to join such proposed transfer on a pro-rata basis, as provided in the Stockholders Agreement (the "Tag Along Rights"). The Tag Along Rights do not apply in certain situations, such as transfers to a spouse or a charity or for testamentary purposes. See
Exhibit 10.2 attached hereto for a complete copy of the Stockholders Agreement.

      Except as described herein or in any exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships between Mr. Baldwin and any other person with respect to the shares of Common Stock deemed to be beneficially owned by Mr. Baldwin.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

10.1  -     Lock-up Letter made by and among Morgan Keegan & Company, Inc.,
            Principal Financial Securities, Inc., and R.  Gamble Baldwin

10.2  -     Stockholders Agreement made by and among Offshore Energy
            Development Corporation, Natural Gas Partners, L.P., for itself and as Attorney-in-Fact for certain individuals named therein, David B.
            Strassner, Douglas H. Kiesewetter and R. Keith Anderson





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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 18, 1996                /s/ R. Gamble Baldwin
                                        ---------------------------------------
                                              R. Gamble Baldwin

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------
10.1  -     Lock-up Letter made by and among Morgan Keegan & Company, Inc.,
            Principal Financial Securities, Inc., and R. Gamble Baldwin

10.2  -     Stockholders Agreement made by and among Offshore Energy
            Development Corporation, Natural Gas Partners, L.P., for itself and as Attorney-in-Fact for certain individuals named therein,
            David B. Strassner, Douglas H. Kiesewetter and R. Keith Anderson